Dreyfus Municipal Income, Inc.

Statement of Investments

December 31, 2004 (Unaudited)

	Principal Amount($)	Value($)
Long-Term Municipal Investments--146.2%		
Alabama--10.4%		
Courtland Industrial Development Board, SWDR		
(Champion International Corp. Project)		
6.50%, 9/1/2025	2,500,000	2,607,925
Jefferson County:		
Limited Obligation School Warrants		
5.50%, 1/1/2021	4,000,000	4,331,840
Sewer Revenue, Capital Improvement		
5.75%, 2/1/2038 (Insured; FGIC)		
(Prerefunded 2/1/2009)	7,500,000 a	8,499,150
The Board of Trustees of the University of Alabama, HR		
(University of Alabama at Birmingham)		
5.875%, 9/1/2031 (Insured; MBIA)	4,620,000	5,194,451
Alaska--3.6%		
Alaska Housing Finance Corp.,		
General Mortgage Revenue		
6.05%, 6/1/2039 (Insured; MBIA)	6,845,000	7,126,603
California--13.1%		
ABAG Financial Authority For Nonprofit Corporations:		
Insured Revenue, COP		
(Odd Fellows Home of California)		
6%, 8/15/2024	5,000,000	5,356,650
MFHR		
(Civic Center Drive Apartments)		
5.875%, 9/1/2032 (Insured; FSA)	3,750,000	3,893,475
California Department of Veteran Affairs,		
Home Purchase Revenue		
5.20%, 12/1/2028	5,000,000	5,012,100
California Health Facilities Financing Authority,		
Revenue (Sutter Health)		
6.25%, 8/15/2035	2,500,000	2,814,975
California Statewide Communities Development Authority,		
COP (Catholic Healthcare West)		
6.50%, 7/1/2020	5,000,000	5,587,600
Golden State Tobacco Securitization Corp., Revenue		
(Tobacco Settlement Asset-Backed Bonds)		
7.80%, 6/1/2042	3,000,000	3,281,040
Colorado--4.3%		
City and County of Denver, Airport Revenue		
(Special Facilities-United Airlines Inc. Project)		
6.875%, 10/1/2032	2,480,000 b	2,015,000
Colorado Springs, HR:		
6.375%, 12/15/2030 (Prerefunded 12/15/2010)	2,835,000 a	3,352,302

6.375%, 12/15/2030	2,890,000	3,131,951

District of Columbia--1.2%

District of Columbia, Revenue		
(Catholic University America Project)		
5.625%, 10/1/2029 (Insured; AMBAC)	2,080,000	2,288,437

Florida--2.0%

Orange County Health Facilities Authority, Revenue		
(Orlando Regional Healthcare System)		
6%, 10/1/2026	1,500,000	1,586,055
Pinellas County Housing Finance Authority,		
SFMR (Multi-County Program)		
6.70%, 2/1/2028	1,275,000	1,301,444
South Lake County Hospital District,		
Revenue (South Lake Hospital Inc.)		
5.80%, 10/1/2034	1,095,000	1,134,617

Illinois--10.5%

Chicago 6.125%, 1/1/2028 (Insured; FGIC)	4,000,000	4,580,160
Illinois Development Finance Authority, Revenue		
(Community Rehabilitation Providers Facilities		
Acquisition Program)		
8.75%, 3/1/2010	80,000	80,283
Illinois Health Facilities Authority, Revenue:		
(Advocate Health Care Network)		
6.125%, 11/15/2022	5,800,000	6,454,762
(OSF Healthcare System)		
6.25%, 11/15/2029	7,000,000	7,424,060
(Swedish American Hospital)		
6.875%, 11/15/2030	2,000,000	2,216,140

Indiana--1.5%

Franklin Township School Building Corp. (Marion County)		
First Mortgage 6.125%, 1/15/2022		
(Prerefunded 7/15/2010)	2,500,000 a	2,948,025

Maryland--5.1%

Maryland Economic Development Corp.,		
Student Housing Revenue (University of Maryland,		
College Park Project)		
5.625%, 6/1/2035	2,000,000	2,066,740
Maryland Health and Higher Educational		
Facilities Authority, Revenue		
(The John Hopkins University Issue)		
6%, 7/1/2039 (Prerefunded 7/1/2009)	7,000,000 a	8,052,380

Massachusetts--7.0%

Massachusetts Bay Transportation Authority, Assessment		
5%, 7/1/2034	5,000,000	5,148,250
Massachusetts Health and Educational Facilities Authority,		
Revenue, Healthcare System (Covenant Health)		

6%, 7/1/2031	2,500,000	2,656,225
Massachusetts Industrial Finance Agency, Revenue		
(Water Treatment-American Hingham)		
6.95%, 12/1/2035	5,640,000	5,953,528
Michigan--7.6%		
Hancock Hospital Finance Authority,		
Mortgage Revenue (Portgage Health)		
5.45%, 8/1/2047 (Insured; MBIA)	2,200,000	2,339,502
Michigan Hospital Finance Authority, HR		
(Genesys Health System Obligated Group)		
8.125%, 10/1/2021 (Prerefunded 10/1/2005)	7,670,000 a	8,164,715
Michigan Strategic Fund, SWDR		
(Genesee Power Station Project)		
7.50%, 1/1/2021	4,900,000	4,602,717
Minnesota--1.4%		
Minnesota Agricultural and Economic Development Board,		
Health Care System Revenue (Fairview Health Services)		
6.375%, 11/15/2029	2,500,000	2,741,675
Mississippi--3.1%		
Mississippi Business Finance Corp., PCR		
(System Energy Resource Inc. Project)		
5.875%, 4/1/2022	6,000,000	6,018,540
Missouri--2.8%		
Health and Educational Facilities Authority of the State		
of Missouri, Health Facilities Revenue:		
(BJC Health System)		
5.25%, 5/15/2032	2,500,000	2,603,950
(Saint Anthony's Medical Center)		
6.25%, 12/1/2030	2,500,000	2,672,525
Missouri Housing Development Commission,		
Mortgage Revenue (Single Family Homeownersip Loan)		
6.30%, 9/1/2025	335,000	352,346
Nevada--2.3%		
Clark County, IDR (Southwest Gas Corp.)		
6.10%, 12/1/2038 (Insured; AMBAC)	4,000,000	4,514,320
New Jersey--.6%		
New Jersey Economic Development Authority,		
Cigarette Tax Revenue		
5.50%, 6/15/2031	1,100,000	1,130,580
New Mexico--1.7%		
Farmington, PCR (Public Service Co. San Juan)		
6.30%, 12/1/2016	3,000,000	3,253,890
New York--5.5%		
Long Island Power Authority,		

Electric System Revenue		
5%, 9/1/2027	1,500,000	1,535,715
New York City Municipal Water Finance Authority,		
Water and Sewer System Revenue		
5.125%, 6/15/2034 (Insured; FGIC)	2,500,000	2,586,625
New York City Transitional Finance Authority,		
Revenue (Future Tax Secured)		
5.25%, 8/1/2019	6,200,000	6,765,192
North Carolina--5.2%		
North Carolina Capital Facilities Finance Agency,		
Revenue (Duke University Project)		
5.25%, 7/1/2042	5,000,000	5,204,550
North Carolina Eastern Municipal Power Agency,		
Power System Revenue		
5.125%, 1/1/2026	3,000,000	3,041,250
North Carolina Housing Finance Agency (Home Ownership)		
6.25%, 1/1/2029	1,920,000	2,005,056
Ohio--4.9%		
Cuyahoga County, Hospital Improvement Revenue		
(The Metrohealth System Project)		
6.125%, 2/15/2024	5,000,000	5,257,950
Ohio Housing Finance Agency,		
Residential Mortgage Revenue		
5.75%, 9/1/2030	610,000	619,717
Rickenbacker Port Authority, Capital Funding		
Revenue (OASBO Expanded Asset Pooled)		
5.375%, 1/1/2032	3,590,000	3,780,055
Oklahoma--1.4%		
Oklahoma Development Finance Authority, Revenue		
(Saint John Health System)		
6%, 2/15/2029	2,500,000	2,749,925
Pennsylvania--5.9%		
Pennsylvania Economic Development Financing Authority,		
RRR (Northampton Generating Project)		
6.60%, 1/1/2019	3,500,000	3,540,005
Sayre Health Care Facilities Authority,		
Revenue (Guthrie Health)		
5.875%, 12/1/2031	7,750,000	8,207,173
South Carolina--9.0%		
Lancaster Educational Assistance Program, Inc.,		
Installment Purchase Revenue (The School District		
of Lancaster County, South Carolina, Project)		
5%, 12/1/2026	5,000,000	5,023,100
Medical University, Hospital Facilities Revenue		
6%, 7/1/2019 (Prerefunded 7/1/2009)	2,500,000 a	2,865,525

Piedmont Municipal Power Agency, Electric Revenue		
5.25%, 1/1/2021	3,500,000	3,550,295
Tobacco Settlement Revenue Management Authority,		
Tobacco Settlement Asset - Backed Bonds:		
6.375%, 5/15/2028	2,900,000	2,824,194
6.375%, 5/15/2030	3,750,000	3,604,088
Texas--10.9%		
Cities of Dallas and Fort Worth,		
Dallas/Fort Worth International Airport,		
Joint Revenue Improvement		
5%, 11/1/2035 (Insured; FSA)	2,500,000	2,506,950
Gregg County Health Facilities Development Corp.,		
HR (Good Shepherd Medical Center Project)		
6.375%, 10/1/2025 (Insured; AGIC)	2,500,000	2,848,700
Harris County Health Facilities Development Corp.,		
HR (Memorial Hermann Healthcare)		
6.375%, 6/1/2029	3,565,000	3,922,926
Port of Corpus Christi Authority, Nueces County,		
General Revenue (Union Pacific)		
5.65%, 12/1/2022	4,500,000	4,750,290
Texas, Veterans Housing Assistance Program		
6.10%, 6/1/2031	7,000,000	7,473,830
Utah--1.7%		
Carbon County, SWDR (Sunnyside Cogeneration)		
7.10%, 8/15/2023	2,868,000	2,823,230
Utah Housing Finance Agency,		
Single Family Mortgage		
6%, 1/1/2031	510,000	512,693
Vermont--1.3%		
Vermont Educational and Health Buildings		
Financing Agency, Revenue		
(Saint Michael's College Project)		
6%, 10/1/2028	1,500,000	1,678,410
Vermont Housing Finance Agency,		
Single Family Housing		
6.40%, 11/1/2030 (Insured; FSA)	970,000	975,519
Washington--3.9%		
Public Utility District Number 1 of Pend Orielle County,		
Electric Revenue		
6.375%, 1/1/2015	2,000,000	2,075,820
Washington Higher Education Facilities Authority,		
Revenue (Whitman College Project)		
5.875%, 10/1/2029 (Prerefunded 10/1/2009)	5,000,000 a	5,705,400
West Virginia--6.5%		
Braxton County, SWDR		
(Weyerhaeuser Co. Project):		

6.50%, 4/1/2025		5,000,000	5,144,000
5.80%, 6/1/2027		7,450,000	7,692,199

Wisconsin--3.6%

Badger Tobacco Asset Securitization Corp.,			
Tobacco Settlement Asset-Backed Bonds			
7%, 6/1/2028		2,500,000	2,558,450
Wisconsin Health and Educational Facilities Authority,			
Revenue (Aurora Health Care, Inc.)			
5.60%, 2/15/2029		4,575,000	4,635,756

Wyoming--1.0%

Sweetwater County, SWDR (FMC Corp. Project)			
7%, 6/1/2024		2,000,000	2,036,780

U.S. Related--7.2%

Puerto Rico Highway and Transportation Authority,			
Transportation Revenue:			
7.878%, 7/1/2038 (Insured; MBIA)		4,000,000 c,d	4,244,840
7.878%, 7/1/2038 (Insured; MBIA)		5,000,000 c,d	5,306,050
Puerto Rico Infrastructure Financing Authority,			
Special Tax Revenue, Residual Certificates			
7.685%, 7/1/2015		4,000,000 c,d	4,585,040

Total Long-Term Municipal Investments
(cost $270,349,657)   289,128,226

Short-Term Municipal Investments--2.1%

Louisiana--.6%

East Baton Rouge Parish, PCR, VRDN			
(Exxon Project)			
2.12%		1,100,000 e	1,100,000

Texas--1.5%

Bell County Health Facilities Development Corp.,			
HR, VRDN (Scott and White)			
2.20% (Insured; MBIA)		1,100,000 e	1,100,000
Harris County Health Facilities Development Corp.,			
Revenue, VRDN (Methodist Hospital)			
2.20%		1,900,000 e	1,900,000

Total Short-Term Municipal Investments
(cost $4,100,000)   4,100,000

Total Investments (cost $274,449,657)	148.3%	293,228,226
Cash And Receivables (Net)	2.3%	4,462,010
Preferred Stock, at redemption value	(50.6%)	(100,000,000)
Net Assets applicable to Common Shareholders	100.0%	197,690,236

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Non-income producing security; interest payments in default.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been deemed to be liquid by the Board of Directors. At December 31, 2004, these securities amounted to $14,135,930 or 7.2% of net assets applicable to common shareholders.

d Inverse floater security - the interest rate is subject to change periodically.

e Securities payable on demand. Variable interest rate - subject to periodic change.

f At December 31, 2004, the fund had $87,970,152 or 44.5% of net assets applicable to common shareholders invested in securities whose payment of principal and interest is dependent upon revenues generated from health care projects.

g Securities valuation policies and other investment related disclosures are hereby incorporated by reference the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.